SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

19 October 2006

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

9th Floor, One Plantation Place
30 Fenchurch Street
London EC3M 3BD
Great Britain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No

If ‘Yes’ is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc

(Registrant)

Dated: 19 October 2006	By:	/s/ M R Chambers

	Name:	M R Chambers
Title: General Counsel and
Group Company Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Board Appointments – Released 12 October 2006

99.2	Notice of Q3 results - Released 13 October 2006

99.3	Notice of Extraordinary General Meeting– Released 16 October 2006

99.4	Appointment of Executive Director - Released 18 October 2006

2

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IMMEDIATE	12 October 2006

Royal & SunAlliance Changes to Operational Structure & Group Board Appointment

Royal & Sun Alliance Insurance Group plc today announces changes to the Group’s operating structure. The Group will be organised into three main operating businesses, the UK, International and Emerging Markets. The new structure reflects the strategic focus of the Group set out to the market in June 2006. These changes will be effective immediately.

The UK remains unchanged under CEO Bridget McIntyre. International will continue to be headed by Simon Lee, who will be appointed to the Board as an Executive Director, effective 1 January 2007. The International business will now include Scandinavia as well as Canada, Ireland and Italy. Paul Whittaker will become CEO of Emerging Markets which will comprise the Group’s operations in Latin America, Asia & the Middle East, and the Baltics. Paul has over 15 years of general management experience in financial services with R&SA, AXA and GE Capital, including work in Asia and Eastern Europe. Paul is currently R&SA’s Group Human Resources Director and part of the Executive Management team. Orlagh Hunt, Human Resources Director for International will be promoted to the role of Group Human Resources Director and will join the Executive Management team.

Commenting on the changes, Group CEO, Andy Haste said “The new structure reflects our strategic focus and gives us a stronger platform to pursue our objective of profitable growth. Simon has delivered strong top and bottom line growth for International and will be an asset to the Board, while Paul’s experience in emerging markets will allow us to continue to build our positions in these high potential markets.”

--ENDS--

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For further information:
Analysts	Press
Helen Pickford	Phil Wilson-Brown
Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047
Andrew Wigg	James Murgatroyd (Finsbury)
Tel: +44 (0) 20 7111 7138	Tel: +44 (0) 20 7251 3801

Notes to editors:
1.
	The Group’s existing structure:	New structure:
	UK	UK
	International	International
	Canada, Ireland, Italy	Canada, Ireland, Italy
	Latin America, Asia & Middle East	Scandinavia (Denmark, Sweden & Norway)
	Scandinavia	Emerging Markets
	Denmark, Sweden & Norway	Latin America, Asia & Middle East
	The Baltics	The Baltics

2.
Simon Lee, 45, has been Chief Executive of R&SA’s International business since April 2003. Previously he spent 17 years with the National Westminster Bank Group, in the UK and US including time as Chief Executive, NatWest Offshore and Head of US Retail Banking. Simon Lee’s salary will be £350,000 and he will be on a standard 12 month contract.

3.
Paul Whittaker, 47, has been R&SA’s Group HR Director since April 2003. He has over 15 years senior management experience in the financial services sector including three years at AXA and 10 years at GE Capital, including work in Asia and Eastern Europe on acquisition integration and business development.

4.
Orlagh Hunt, 34, has been HR Director for International since September 2003. She was previously Head of Human Resources for AXA Sun Life and has previously worked at Pepsi Co and Tesco in a variety of HR management roles.

5.
Internal monitoring of financial performance and reporting to the Board will continue to be on the existing structure until the end of the year. The new structure will come into effect for financial reporting purposes from 1st January 2007.

Important Disclaimer

This press release contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward looking statements are based on management’s current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. The agreement is subject to the execution of definitive documents by the parties. The Company does not assume any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise.

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IMMEDIATE	13 October 2006

Royal & SunAlliance notice of nine month results

Royal & SunAlliance announces that its nine month results 2006 will be released on Thursday 9 November 2006 at 7.00am. A briefing to analysts will take place via conference call and can be accessed live via the company website (www.royalsunalliance.com)

An indexed version of the presentation will be available on the website following the meeting.

--ENDS--

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IMMEDIATE		16 OCTOBER 2006

Royal & SunAlliance – Notice of Extraordinary General Meeting to approve the disposal of its US Operation

Further to the announcement made on 28 September 2006, Royal & Sun Alliance Insurance Group plc (R&SA) confirms that a circular relating to the disposal of its US Operation has today been posted to shareholders. It contains the notice of an Extraordinary General Meeting (EGM) of R&SA. Shareholders will be asked at the EGM to consider and, if thought fit, to approve a resolution authorising R&SA to dispose of its US Operation to Arrowpoint Capital.

The EGM will be held on Wednesday, 1 November at 9.30 a.m. at the office of Slaughter and May, One Bunhill Row, London EC1Y 8YY.

Copies of this circular are and will remain available for inspection at the registered office of R&SA at 9th Floor, One Plantation Place, 30 Fenchurch Street, London EC3M 3BD and at the office of Slaughter and May, One Bunhill Row, London EC1Y 8YY during business hours on any business day with effect from today and up to and including the date of the EGM.

Copies of this circular are also available for inspection at the UK Listing Authority’s Document Viewing Facility situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

--ENDS--
For further information:

Helen Pickford	Luke Thomas
Head of Investor Relations	Deputy Group Company Secretary
Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7032

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Royal & Sun Alliance Insurance Group plc

Appointment of Executive Director

Further to the announcement made on 12 October 2006 announcing the appointment of Simon Lee as a director of Royal & Sun Alliance Insurance Group plc (“Royal & Sun Alliance”), effective from 1 January 2007, the Company makes the following regulatory disclosures.

Mr Lee has held directorships in the following publicly quoted companies during the past five years:

Codan A/S (listed on the Copenhagen Stock Exchange)	05/04/2006 – to date
Conister Trust (listed on AIM)	2002 – 2006
Mutual & Federal (listed on the Johannesburg Stock Exchange)	2003 – 2004

Royal & Sun Alliance confirms that there are no items requiring disclosure under Listing Rules 9.613(2) to 9.6.13(6) inclusive in relation to Mr Lee.

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Enquiries to:

Luke Thomas Tel: + 44 (0) 20 7111 7000.

Press Phil Wilson-Brown Tel: +44 (0) 20 7111 7047